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                        UNITED STATES                  OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                           SCHEDULE 13D
                          (RULE 13D-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.      )
                                     -----

                     ESSEX INTERNATIONAL INC.
-------------------------------------------------------------------------------
                         (Name of Issuer)



             COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                  (Title of Class of Securities)


                           297025 10 8
-------------------------------------------------------------------------------
                          (CUSIP Number)



                         STEVEN S. ELBAUM
                      THE ALPINE GROUP, INC.
                      SUPERIOR TELECOM INC.
                      SUT ACQUISITION CORP.
                          1790 BROADWAY
                  NEW YORK, NEW YORK  10019-1412
                          (212) 757-3333
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         OCTOBER 21, 1998
-------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

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                           SCHEDULE 13D

CUSIP NO. 297025 10 8                                         PAGE 2 OF 7 PAGES
-------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
     SUT Acquisition Corp.

1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Applied For
-------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)/x/
2                                                                        (B)/ /
-------------------------------------------------------------------------------
     SEC USE ONLY
3
-------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     BK
-------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
                         13,254,187 shares of Common Stock (right to acquire)

                    -----------------------------------------------------------
NUMBER OF                SHARED VOTING POWER
SHARES              8
BENEFICIALLY             0
OWNED BY            -----------------------------------------------------------
EACH                     SOLE DISPOSITIVE POWER
REPORTING           9
PERSON WITH              13,254,187 shares of Common Stock (right to acquire)

                    -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                    10
                         0
-------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     13,254,187 shares of Common Stock (right to acquire)
-------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
12

-------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     47.7%
-------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
-------------------------------------------------------------------------------

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                           SCHEDULE 13D

CUSIP NO. 297025 10 8                                        PAGE  3 OF 7 PAGES
-------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS

1    Superior TeleCom Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     58-2248978
-------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) /x/
2                                                                       (B) / /

-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*        BK
-------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5   ITEMS 2(D) OR 2(E)                                                      / /

-------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
                         13,254,187 shares of Common Stock (right to acquire)

                    -----------------------------------------------------------
NUMBER OF                SHARED VOTING POWER
SHARES              8
BENEFICIALLY             0
OWNED BY            -----------------------------------------------------------
EACH                     SOLE DISPOSITIVE POWER
REPORTING           9
PERSON WITH              13,254,187 shares of Common Stock (right to acquire)

                    -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                    10
                         0
-------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     13,254,187 shares of Common Stock (right to acquire)
-------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
12

-------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     47.7%
-------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO, HC
-------------------------------------------------------------------------------


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                           SCHEDULE 13D

CUSIP NO. 297025 10 8                                         PAGE 4 OF 7 PAGES

     NAMES OF REPORTING PERSONS

1    The Alpine Group, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     22-1620387
-------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) /x/
2                                                                       (B) / /

-------------------------------------------------------------------------------
     SEC USE ONLY
3
-------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     BK
-------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
                         13,254,187 shares of Common Stock (right to acquire)

                    -----------------------------------------------------------
NUMBER OF                SHARED VOTING POWER
SHARES              8
BENEFICIALLY             0
OWNED BY            -----------------------------------------------------------
EACH                     SOLE DISPOSITIVE POWER
REPORTING           9
PERSON WITH              13,254,187 shares of Common Stock (right
                         to acquire)
                    -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                    10
                         0
-------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     13,254,187 shares of Common Stock (right to acquire)
-------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
12

-------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     47.7%
-------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO, HC
-------------------------------------------------------------------------------



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                                                              PAGE 5 OF 7 PAGES

ITEM 1.   SECURITY AND ISSUER

     This Statement relates to the common stock, par value $0.01 per share, of Essex International Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1601
Wall Street, Fort Wayne, Indiana 46802.


ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) and (f) This Statement is being filed by The Alpine Group, Inc., a Delaware corporation ("Alpine"), Superior TeleCom Inc., a Delaware corporation and Alpine's 50.1% owned subsidiary ("Parent"), and SUT Acquisition Corp., a Delaware corporation and Parent's wholly owned subsidiary ("Purchaser"). The information concerning the name, state or other place of organization, principal business, address of the principal business and address of the principal office of each of Purchaser, Parent and Alpine and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the executive officers and directors of Purchaser, Parent and Alpine is set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of Purchaser's Offer to Purchase, dated October 28, 1998 (the "Offer to Purchase"), and is incorporated herein by reference. The Offer to Purchase is annexed hereto as Exhibit 99.2.

     (d) and (e) The information set forth in Item 2(e) and (f) ("Identity and Background") of the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser and Parent on October 28, 1998 (the "Schedule 14D-1") is incorporated herein by reference. The Schedule 14D-1 is annexed hereto as Exhibit 99.1.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in the Introduction, Section 9
("Financing of the Offer and the Merger") and Section 10
("Background of the Offer; Contacts with the Company; the Merger
Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.   PURPOSE OF TRANSACTION

     (a)-(g) and (j) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") and Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

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                                                        PAGE 6 OF 7


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c)  The information set forth in the Introduction,
Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

     (d)  None.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

99.1 Schedule 14D-1 filed with the Securities and Exchange Commission on October 28, 1998
99.2      Offer to Purchase dated October 28, 1998
99.3 Commitment Letter, dated October 21, 1998, from Bankers Trust Company to Parent
99.4 Agreement and Plan of Merger, dated as of October 21, 1998, among Parent, Purchaser and the Company
99.5 Stockholders Agreement, dated as of October 21, 1998, among Parent, Purchaser and certain stockholders of the Company named therein
99.6 Agreement as to Joint Filing of Schedule 13D among Alpine, Parent and Purchaser


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                                      PAGE 7 OF 7 PAGES


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 2, 1998


                              SUT ACQUISITION CORP.


                              By: /s/Steven S. Elbaum
                                  -------------------------
                                  Name:  Steven S. Elbaum
                                  Title: Chairman of the Board, President
                                         and Chief Executive Officer


                              SUPERIOR TELECOM INC.


                              By: /s/Steven S. Elbaum
                                  -------------------------
                                  Name:  Steven S. Elbaum
                                  Title: Chairman of the Board, President
                                         and Chief Executive Officer


                              THE ALPINE GROUP, INC.


                              By: /s/Steven S. Elbaum
                                  -------------------------
                                  Name:  Steven S. Elbaum
                                  Title: Chairman of the Board
                                         and Chief Executive Officer

                          EXHIBIT INDEX

99.1 Schedule 14D-1 filed with the Securities and Exchange Commission on October 28, 1998
99.2      Offer to Purchase dated October 28, 1998
99.3 Commitment Letter, dated October 21, 1998, from Bankers Trust Company to Parent
99.4 Agreement and Plan of Merger, dated as of October 21, 1998, among Parent, Purchaser and the Company
99.5 Stockholders Agreement, dated as of October 21, 1998, among Parent, Purchaser and certain stockholders of the Company named therein
99.6 Agreement as to Joint Filing of Schedule 13D among Alpine, Parent and Purchaser